KA 3/11

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SEC MAIL PROCESSING RECEIVED
MAR 02 2015
WASH. D.C. 194 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KeyBanc Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Key Tower , 127 Public Square
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Kovachick, Chief Financial Officer — (216) 689-3723
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

Suite 1800, 950 Main Avenue	Cleveland	Ohio	44113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KA 3/11

OATH OR AFFIRMATION

I, Mark A. Kovachick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KeyBanc Capital Markets, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTINA A. NOWAK
Notary Public, State of Ohio
My Commission Expires Jan. 1, 2017

[Signature]
Signature

Chief Financial Officer
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Annual Audit Report

Year Ended December 31, 2014

KeyBanc Capital Markets Inc.
(Name of Respondent)

Key Tower

127 Public Square

Cleveland, Ohio 44114

(Address of principal executive office)

Mr. Mark A. Kovachick
Chief Financial Officer
KeyBanc Capital Markets Inc.

Key Tower

127 Public Square
Cleveland, Ohio 44114
Telephone No. (216) 689-3723

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Financial Statements and Supplemental Information

KeyBanc Capital Markets Inc.
Year Ended December 31, 2014
With Report of Independent
Registered Public Accounting Firm

KeyBanc Capital Markets Inc.

Financial Statements and Supplementary Information

December 31, 2014

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
KeyBanc Capital Markets, Inc.

We have audited the accompanying statement of financial condition of KeyBanc Capital Markets, Inc., (the Company) as of December 31, 2014, and the related statements of operations, changes in shareholders equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KeyBanc Capital Markets, Inc. at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 28, 2015

A member firm of Ernst & Young Global Limited

KeyBanc Capital Markets Inc.

Statement of Financial Condition

December 31, 2014
(In Thousands)

Assets		
Cash	$	27,495
Cash segregated under federal regulations		12,113
Receivable from clearing organizations		7,601
Securities owned, at fair value		724,331
Derivative assets		1,935
Other investments		5,027
Furniture, equipment, and leasehold improvements, at cost, net		2,827
Net deferred tax assets		32,778
Receivable from affiliate		1,207
Other receivables, net		19,308
Other assets		3,287
Total assets	$	837,909
Liabilities and shareholder's equity		
Liabilities:		
Securities sold, but not yet purchased, at fair value	$	419,872
Derivative liabilities		2,577
Payable to affiliate		4,291
Accrued compensation		86,714
Other liabilities		17,530
Total liabilities		530,984
Shareholder's equity:		
Preferred stock, without par value; authorized 500 shares; none issued		–
Common stock, stated value $4.00 per share; 250 shares authorized, issued, and outstanding		1
Additional paid-in capital		265,150
Retained earnings		41,774
Total shareholder's equity		306,925
Total liabilities and shareholder's equity	$	837,909

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.

Statement of Operations

Year Ended December 31, 2014
(In Thousands)

Revenues		
Commissions	$	55,687
Principal transactions		25,322
Underwriting and investment banking		144,994
Interest and dividends		23,553
Other revenues		628
Total revenues		250,184
Expenses		
Employee compensation and benefits		159,418
Interest		10,383
Floor brokerage and clearance		4,671
Communications		2,096
Occupancy and equipment		14,357
Promotion and development		13,141
Data processing		29,603
Processing fee paid to affiliate		6,633
Management fee paid to affiliate		9,300
Other operating expenses		9,222
Total expenses		258,824
Loss before income taxes		(8,640)
Income tax benefit		4,135
Net loss	$	(4,505)

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2014
(In Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2014	$ 1	$ 239,204	$ 65,018	$ 304,223
Cumulative correction of prior financial statements	–	21,666	(18,739)	2,927
Balance at January 1, 2014, adjusted	1	260,870	46,279	307,150
Contribution from Parent, net	–	4,280	–	4,280
Net loss	–	–	(4,505)	(4,505)
Balance at December 31, 2014	$ 1	$ 265,150	$ 41,774	$ 306,925

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.

Statement of Cash Flows

Year Ended December 31, 2014
(In Thousands)

Operating activities	
Net loss	$ (4,505)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	1,687
Stock-based compensation expense allocated from Parent	3,177
Deferred income tax benefit	(6,187)
Changes in operating assets and liabilities:	
Decrease in cash segregated under federal regulations	4,489
(Increase) in receivable from clearing organizations	(25,257)
Decrease in receivable from brokers and dealers	60,695
Decrease in trade date receivables	54,225
Decrease in receivable from customers	753
Decrease in securities owned	7,374
Decrease in derivatives, net	1,269
(Increase) in other investments	(325)
Decrease in receivables from affiliates	19,374
(Increase) in other receivables	(1,482)
Decrease in other assets	6,281
Increase in securities sold, not yet purchased	79,135
(Decrease) in payable to brokers and dealers	(12,668)
(Decrease) in payable to customers	(4,245)
Increase in payable to affiliates	2,117
Increase in accrued compensation	2,632
Increase in other liabilities	3,202
Net cash provided by operating activities	191,741
Investing activities	
Purchases of furniture, equipment, and leasehold improvements	(1,122)
Net cash used in investing activities	(1,122)
Financing activities	
Decrease in securities purchased under agreements to resell	345,177
(Decrease) in securities sold under agreements to repurchase	(513,578)
Net cash used by financing activities	(168,401)
Net increase in cash	22,218
Cash at beginning of fiscal year	5,277
Cash at end of fiscal year	$ 27,495
Additional disclosures relative to cash flow	
Taxes paid to Parent	$ 2,228
Interest paid	11,139
Noncash Financing Activities	
Contribution from Parent	$ 4,280

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.

Notes to Financial Statements

December 31, 2014
(In Thousands)

1. Organization

KeyBanc Capital Markets Inc. (KBCM or the Company) is a wholly owned subsidiary of KeyCorp (the Parent). The Company is engaged in the business of a securities broker and dealer, which is comprised of underwriting and investment banking and principal and agency transactions. KBCM is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and is registered with the Securities and Exchange Commission (SEC) as a broker and dealer.

During 2014, the Company transferred its back office self-clearing activities to an independent third-party clearing organization. In connection with this transfer, KBCM became an introducing broker-dealer which resulted in the Company clearing security transactions with and for customers on a fully disclosed basis through the third-party clearing organization. This conversion to an introducing broker-dealer also impacted how the Company funds its operations. The Company no longer utilizes reverse repurchase agreements, repurchase agreements, and stock borrow financial instruments; rather, the Company's day to day business operations are primarily financed through transaction settlements with the third-party clearing organization.

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed in preparation of these financial statements.

Basis of Presentation

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of the short-term nature of the financial instrument, approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash

Cash represents cash in banks. Cash balances may be held in excess of FDIC insurance limits.

Cash of $12,113 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act.

Receivable From Clearing Organizations

Receivable from clearing organizations are recognized on a trade date basis and represent amounts due from the Company's third-party clearing organization for security transactions and commissions associated with unsettled trades. Clearing organization deposits, which are in the form of cash, are also included in receivable from clearing organizations in the statement of financial condition.

Investment Banking Receivables

Investment banking receivables are recognized in other receivables in the statement of financial condition when revenue (other than underwriting revenue) is earned. Investment banking receivables are individually assessed for impairment when current events and circumstances indicate probable inherent losses may exist in the receivable portfolio. Indicators of impairment may include but are not limited to receivable delinquencies, contractual disputes over earned investment banking fees, litigation, and the overall creditworthiness of investment banking clients. When the Company has determined that an investment banking receivable is impaired and the amount of impairment can be reasonably estimated, the Company recognizes an impairment allowance equal to the estimated uncollectible amount. Impairment allowances are recorded in the statement of financial condition as a reduction in the investment banking receivable and in the statement of operations as a reduction in investment banking revenue.

The Company's impairment estimate is based upon many factors including historical collection experience and analysis of the specific facts and information regarding the collectability of the impaired receivable. The impairment estimation process involves judgment regarding collectability based upon information available at the statement of financial condition date, and the uncertainties inherent in those underlying assumptions. While the Company has based its estimates on the best information available, future adjustments to the impairment allowance may

2. Significant Accounting Policies (continued)

be necessary as a result of changes in the specific facts associated with the impaired receivable or variances between actual and estimated results.

At December 31, 2014, the Company's impairment allowance associated with impaired investment banking receivables totaled $770.

Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased are recorded on a trade date basis and carried at fair value. Information pertaining to the Company's accounting policy for fair value measurements for these security portfolios is summarized under the heading "Fair Value Measurements."

Realized and unrealized gains and losses are included in revenues from principal transactions in the statement of operations. Realized gains on sales of securities are generally determined based on the sale of positions held on a first-in-first-out basis.

Derivative Financial Instruments

In accordance with applicable accounting guidance, all derivatives are recognized as either assets or liabilities at fair value on the statement of financial condition. The Company takes into account the impact of bilateral collateral and master netting agreements that allow the Company to settle all derivative contracts held with a single counterparty on a net basis, and to offset the net derivative position with the related cash collateral when recognizing derivative assets and liabilities. Changes in the fair value of derivatives are recognized immediately in earnings in Principal transactions revenue on the statement of operations. The net increase or decrease in derivatives is included in operating activities within the statement of cash flows. Refer to Note 10 (Derivative Financial Instruments) for further discussion of the Company's derivative instruments.

2. Significant Accounting Policies (continued)

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated on the straight-line method over their estimated useful lives varying from 3 to 10 years. Leasehold improvements are amortized on the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter, and vary from 1 to 15 years. Accumulated depreciation and amortization on furniture, equipment, and leasehold improvements totaled $3,870 at December 31, 2014.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis.

Deferred income taxes are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the statutory tax rate.

Accounting for uncertainty in income taxes prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under this accounting guidance, tax positions are recognized in the financial statements when it is more likely than not, the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely (more-likely-than-not) of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. Additionally, this guidance requires disclosure of an annual tabular roll forward of unrecognized tax benefits. The Company's management believes that there was no liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2014. Refer to Note 6 (Income Taxes) for further discussion of the Company's income taxes.

2. Significant Accounting Policies (continued)

Accrued Compensation

Accrued compensation includes employee salaries, commissions, bonuses, payroll taxes, and benefits. Salaries, payroll taxes, and benefits are accrued based on days worked. Commissions paid to employees are accrued on the trade date basis and vary based on individual commission rates and production volume. Bonuses include both discretionary and non-discretionary amounts which are accrued as pre-determined benchmarks are met or based on estimated payouts.

Revenue Recognition

Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Investment banking revenues represents fees for the underwriting and distribution of debt and equity securities and fees for advisory services. These revenues (other than underwriting revenue) are recorded as income when earned as the related services are performed. Underwriting revenue is recorded upon completion of the underwriting which is when the earnings process is complete.

Interest revenue and expense associated with securities owned and securities sold, not yet purchased, respectively, are recognized based on the settlement date of the underlying purchase or sale and accrued into income and expense using the effective yield method. Interest expense incurred on securities repurchase activities is also recorded based on the settlement date of the funding transaction and accrued into expense using the effective yield method.

Stock-Based Compensation

Stock-based payments are awarded by the Parent to certain employees of the Company as compensation for services provided. In substance, the Parent contributes capital to the Company, and the Company records stock-based compensation expense for its employees in exchange for services rendered.

Stock-based compensation is measured using the fair value method of accounting. The measured cost is recognized over the period during which the recipient is required to provide service in exchange for the award. The Company estimates expected forfeitures when stock-based awards are granted and records compensation expense only for awards that are expected to vest.

2. Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

The Company recognizes compensation cost for stock-based, mandatory deferred incentive compensation awards using the accelerated method of amortization over a period of approximately five years (the current year performance period and a four-year vesting period, which generally starts in the first quarter following the performance period) for awards granted in 2012 and after, and over a period of approximately four years (the current year performance period and a three-year vesting period, which generally starts in the first quarter following the performance period) for awards granted prior to 2012.

Employee stock options typically become exercisable at the rate of 25% per year, beginning one year after the grant date. Options expire no later than 10 years after their grant date. The Company recognizes stock-based compensation expense for stock options with graded vesting using an accelerated method of amortization.

The Company estimates the fair value of options granted using the Black-Scholes option-pricing model, as further described in Note 12 (Stock-Based Compensation).

Fair Value Measurements

The Company follows applicable accounting guidance for fair value measurements and disclosures for all applicable financial and nonfinancial assets and liabilities. This guidance defines fair value, establishes a framework for measurement, and addresses disclosures about fair value measurements. Fair value-related guidance applies only when other guidance requires or permits assets or liabilities to be measured at fair value; it does not expand the use of fair value to any new circumstances.

Accounting guidance defines fair value as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company's principal market. In other words, fair value represents an exit price at the measurement date. Market participants are buyers and sellers who are independent, knowledgeable, and willing and able to transact in the principal (or most advantageous) market for the asset or liability being measured. Current market conditions, including imbalances between supply and demand, are considered in determining fair value.

2. Significant Accounting Policies (continued)

Fair Value Measurements (continued)

The Company values its assets and liabilities based on the principal market where each would be sold (in the case of assets) or transferred (in the case of liabilities). The principal market is the forum with the greatest volume and level of activity. In the absence of a principal market, valuation is based on the most advantageous market (i.e., the market where the asset could be sold at a price that maximizes the amount to be received or the liability transferred at a price that minimizes the amount to be paid). In the absence of observable market transactions, the Company considers liquidity valuation adjustments to reflect the uncertainty in pricing the instruments.

In measuring the fair value of an asset, the Company assumes the highest and best use of the asset by a market participant – not just the intended use – to maximize the value of the asset. The Company also considers whether any credit valuation adjustments are necessary based on the counterparty's credit quality.

When measuring the fair value of a liability, the Company assumes the transfer will not affect the associated nonperformance risk. Nonperformance risk is the risk that an obligation will not be satisfied, and encompasses not only the Company's own credit risk (i.e., the risk that we will fail to meet our obligation), but also other risks such as settlement risk (i.e., the risk that upon termination or sale, the contract will not settle). The Company considers the effect of its own credit risk on the fair value for any period in which fair value is measured.

There are three acceptable techniques for measuring fair value: the market approach, the income approach and the cost approach. The appropriate technique for valuing a particular asset or liability depends on the exit market, the nature of the asset or liability being valued, and how a market participant would value the same asset or liability. Ultimately, selecting the appropriate valuation method requires significant judgment, and applying the valuation technique requires sufficient knowledge and expertise.

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability. Inputs can be observable or unobservable. Observable inputs are assumptions based on market data obtained from an independent source. Unobservable inputs are assumptions based on the Company's own information or assessment of assumptions used by other market participants in pricing the asset or liability. The Company's unobservable inputs are based on the best and most current information available on the measurement date.

2. Significant Accounting Policies (continued)

Fair Value Measurements (continued)

All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy that gives the highest ranking to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for Level 2 assets or liabilities are based on one or a combination of the following factors: (i) quoted market prices for similar assets or liabilities; (ii) observable inputs, such as interest rates or yield curves; or (iii) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy ascribed to a fair value measurement in its entirety is based on the lowest level input that is significant to the measurement. The Company considers an input to be significant if it drives 10% or more of the total fair value of a particular asset or liability. Assets and liabilities may transfer between levels based on the observable and unobservable inputs used at the valuation date, as the inputs may be influenced by certain market conditions. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period.

Typically, assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly. However, if the fair value measurement of the instrument does not necessarily result in a change in the amount recorded on the balance sheet, assets and liabilities are considered to be fair valued on a nonrecurring basis. This generally occurs when the entity applies accounting guidance that requires assets and liabilities to be recorded at the lower of cost or fair value, or assessed for impairment.

At a minimum, the Company conducts its valuations quarterly. Additional information regarding fair value measurements and disclosures is provided in Note 13 (Fair Value Measurements).

Cumulative Correction of Prior Financial Statements

During 2014, it was discovered that stock-based compensation awarded to certain employees of the Company by its Parent were not being properly recognized in the Company's financial statements. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 718 requires stock-based compensation expense from the Parent to be pushed down to the Company in the form of a capital contribution. Accordingly, the Company adjusted the opening balance of additional paid-in capital and retained earnings, net of tax, by $21,666 and $18,739, respectively, and recognized a deferred tax asset of $2,927 associated with the outstanding stock-based compensation awards as of January 1, 2014. Refer to Note 12 (Stock-Based Compensation) for additional information on the Company's stock-based compensation activity.

(In Thousands)

2. Significant Accounting Policies (continued)

Subsequent Events

In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to users or filed with the SEC. In compliance with applicable accounting standards, all material subsequent events have been either recognized in these financial statements or disclosed in the notes to the financial statements.

Accounting Guidance Adopted in 2014

Presentation of unrecognized tax benefits. In July 2013, the FASB issued new accounting guidance that requires unrecognized tax benefits to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if certain criteria are met. This accounting guidance was applied prospectively to unrecognized tax benefits that existed at the effective date. It was effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 (effective January 1, 2014, for the Company). The adoption of this accounting guidance did not have an impact the Company's financial condition or results of operations.

Accounting Guidance Pending Adoption at December 31, 2014

Stock-based compensation. In June 2014, the FASB issued new accounting guidance that clarifies how to account for stock-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. This accounting guidance will be effective for interim and annual reporting periods beginning after December 15, 2015 (effective January 1, 2016, for the Company) and can be implemented using either a retrospective method or a prospective method. Early adoption is permitted. The adoption of this accounting guidance is not expected to have a material effect on the Company's financial condition or results of operations.

(In Thousands)

2. Significant Accounting Policies (continued)

Accounting Guidance Pending Adoption at December 31, 2014 (continued)

Revenue recognition. In May 2014, the FASB issued new accounting guidance that revises the criteria for determining when to recognize revenue from contracts with customers and expands disclosure requirements. This accounting guidance will be effective for annual reporting periods beginning after December 15, 2016 (effective January 1, 2017, for the Company) and can be implemented using either a retrospective method or a cumulative-effect approach. Early adoption is not permitted. The Company has elected to implement the new accounting guidance using a cumulative-effect approach. The Company's preliminary analysis suggests that the adoption of this accounting guidance is not expected to have a material effect on its financial condition or results of operations. There are many aspects of the new accounting guidance that are still being interpreted, and therefore, the results of the Company's materiality analysis may change based on the conclusions reached as to the application of the new guidance.

3. Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased, at December 31, 2014, consist of the following:

	Securities Owned, at Fair Value	Securities Sold, But Not Yet Purchased, at Fair Value
Securities:		
U.S. and Canadian government obligations	$ 335,281	$ 305,020
Corporate obligations	346,607	114,583
State and municipal government obligations	38,297	–
Stocks and warrants	1,935	19
Banker's acceptances, certificates of deposit and commercial paper	2,211	250
	$ 724,331	$ 419,872

(In Thousands)

4. Short-Term Borrowings

The Company enters into unsecured borrowings with the Parent under renewable lines of credit. At December 31, 2014, the Company had ongoing committed credit arrangements of $1,700,000 with the Parent. The Company pays no commitment fees for access to the committed facility with the Parent, and at December 31, 2014, the Company had no outstanding borrowings with the Parent. Interest on these lines of credit is based on prevailing short-term market rates.

5. Related-Party Transactions

The Company enters into transactions with the Parent and its affiliates.

The Parent and affiliated companies provide certain support services to the Company. Such services include accounting, legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing and computer processing. The Company may be provided these services under one or more service agreements with the respective providing affiliate. Charges from affiliates for 2014 were:

Communications	$	1,660
Occupancy and equipment		10,998
Processing fee		6,633
Management fee		9,300
	$	28,591

At December 31, 2014, a net payable of $3,267 was due to the Parent and its affiliated companies for the aforementioned support services provided to the Company.

During 2014, the Company held certain debt securities issued by the Parent and its subsidiaries. At December 31, 2014, $26,775 and $12,357 of these debt securities were recognized in the Company's securities owned and securities sold, but not yet purchased portfolios, respectively. Interest income, interest expense, and principal transactions revenue recognized in earnings on these holdings were $822, $227, and $531, respectively, during 2014.

(In Thousands)

5. Related-Party Transactions (continued)

The Parent's banking affiliate KeyBank, N.A. (KeyBank) processes and pays certain vendor invoices on behalf of the Company. In connection with this process, the Company reimburses KeyBank, and in certain instances, there are timing delays between when KeyBank pays invoices and receives reimbursement from the Company. Accordingly, these timing delays may result in the recognition of a liability to KeyBank for unreimbursed vendor invoices paid by KeyBank. At December 31, 2014, the Company recognized a liability totaling $64.

The Company routinely sells certain high-yield loans on behalf of KeyBank. In connection with these transactions, KeyBank reimburses the Company for commissions paid to its employees who sell such loans in the secondary market. The amount of reimbursed commissions recognized during 2014 totaled $219. Based upon the timing of execution of these transactions, the Company will recognize a receivable from KeyBank for the reimbursable commissions. At December 31, 2014, the Company recognized a receivable totaling $1.

During 2014, KeyBank consummated a capital raise transaction and engaged the Company to act as lead bookrunner in the transaction. Investment banking revenue recognized by the Company in connection with this capital raise activity totaled $464.

During 2014, the Company's Parent acquired an independent broker-dealer company. In connection with this transaction, the Company paid certain acquisition-related expenditures on the Parent's behalf. At December 31, 2014, the Company recognized a receivable of $246 related to these reimbursable expenditures.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis. Income tax expenses (benefits) included in the statement of operations are summarized below:

(In Thousands)

6. Income Taxes (continued)

Current expense:		
Federal	$	1,716
State		336
Total current expense		2,052
Deferred benefit:		
Federal		(5,634)
State		(553)
Total deferred benefit		(6,187)
Total income tax benefit	$	(4,135)

The difference between income tax benefit and the amount computed by applying the statutory federal tax rate of 35% to loss before income taxes was as follows:

	Amount	Rate
Loss before income taxes at 35% U.S. statutory federal tax rate	$ (3,023)	35.0%
State income tax, net of federal tax benefit	(141)	1.6
Tax-exempt interest income	(143)	1.7
Disallowed meals and entertainment	617	(7.1)
IRS audit settlements	(1,455)	16.8
Disallowed customer gifts	32	(0.4)
Other	(22)	0.2
Total income tax benefit	$ (4,135)	47.8%

During 2014, the Parent and the Internal Revenue Service reached an agreement regarding certain federal income tax refund claims that had been previously filed on behalf of the consolidated group. As a result of the settlement, the Company recorded a tax benefit of $1,455 representing its portion of the allowed refund claims.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2014 were as follows:

(In Thousands)

6. Income Taxes (continued)

Deferred tax assets:	
Employee compensation accruals	$ 32,338
Furniture and equipment	260
Accrued expenses	1,530
Other	299
Total deferred tax assets	34,427
Deferred tax liabilities:	
Investment in partnerships	(514)
Prepaid expenses	(207)
State taxes	(928)
Total deferred tax liabilities	(1,649)
Total net deferred tax assets	$ 32,778

Deferred tax assets are recoverable from the Parent when they are able to be used. An assessment is conducted of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded. This evidence includes taxable income in prior periods, projected future taxable income, potential tax-planning strategies and projected future reversals of deferred tax items. Based on these criteria, the Company currently believes that it is more-likely-than-not that the net deferred tax asset will be realized in future periods.

Total federal and state income taxes paid to the Parent during 2014 were $2,228. At December 31, 2014, the Company had a $3,883 payable to the Parent for federal and state income taxes and is included in other liabilities on the statement of financial condition.

7. Commitments and Contingencies

Underwriting and When Issued Commitments

In the normal course of business, the Company routinely enters into firm underwriting and when-issued commitments. There were no outstanding commitments at December 31, 2014.

(In Thousands)

7. Commitments and Contingencies (continued)

Derivatives

The Company enters into commitments with counterparties to purchase and sell "to be announced" (TBA) securities. Refer to Note 10 (Derivative Financial Instruments) for further details on these instruments and related commitments.

Obligations Under Noncancelable Leases

Aggregate commitments under operating leases for office space and equipment in effect as of December 31, 2014, with initial or remaining noncancelable lease terms in excess of one year were approximately $1,176 payable as follows: 2015 – $387; 2016 – $267; 2017 – $270; 2018 – $137; 2019 – $92; and 2020 and beyond – $23 . Certain of these leases have escalation clauses based on certain increases in costs incurred by the lessor and renewal options. Rental expense associated the Company's operating lease obligations totaled $391 for the year ended December 31, 2014.

Litigation and Contingencies

In the ordinary course of business, the Company is a defendant in various lawsuits and a subject of regulatory inquiries, in each case, incidental to its securities business. In view of the number and diversity of claims against the Company and the inherent difficulty of predicting the outcome of litigation, regulatory actions and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or regulatory inquiries or other claims will be. The Company provides for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the statement of financial condition, the statement of operations, and statement of cash flows of the Company.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (the Rule) of the SEC and the net capital rules of FINRA, of which the Company is a member. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital the greater of (i) 2% of aggregate debit balances arising from customer transactions, as such term is defined in the Rule, (ii) a minimum of $250 determined based upon the nature of the Company's business operations as defined in the Rule, or (iii) a minimum net capital required based upon the Company's market making activities not to exceed $1,000. Under its rules, FINRA may prohibit member firms from engaging in certain activities if its net capital falls within certain thresholds of its minimum net capital requirements. For member firms that elect the alternative method, FINRA may require such member firm to reduce its business if its net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit balances.

Net capital, aggregate debit balances, and the Company's market making activities change from day to day. At December 31, 2014, the Company's net capital under the Rule was $140,803 and $139,803 in excess of the minimum required net capital. The Company is also subject to certain notification provisions of the Rule relating to the withdrawal of capital.

9. Financial Instruments with Off-Balance Sheet and Credit Risk

In the ordinary course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer, counterparty, or clearing firm is unable to fulfill its contractual obligations. A substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance can be adversely affected by volatile trading markets. The Company monitors concentrations of credit risk on both an individual and group counterparty basis and seeks to limit risk through consideration of various factors, including the financial strength of counterparties and industry segments, reviewing the size of positions or commitments, analyzing the expected duration of the positions, and by entering into legally enforceable master netting arrangements. Where considered necessary, the Company requires a deposit of additional collateral or a reduction of securities positions.

9. Financial Instruments with Off-Balance Sheet and Credit Risk (continued)

All securities owned are pledged to the third-party clearing organization on terms that permit it to sell or repledge the securities to others, subject to certain limitations. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security in the market at contracted price and thereby create a liability to repurchase the security in the market at prevailing prices, if not owned by the Company. These transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy the transaction may exceed the amount recognized in the statement of financial condition.

10. Derivative Financial Instruments

Derivative instruments are contracts between two or more parties that have a notional amount and an underlying variable, require a small or no net investment, and allow for the net settlement of positions. A derivative's notional amount serves as the basis for the payment provision of the contract, and takes the form of units, such as shares or dollars. A derivative's underlying variable is a specified interest rate, security price, commodity price, foreign exchange rate, index, or other variable. The interaction between the notional amount and the underlying variable determines the number of units to be exchanged between the parties and influences the fair value of the derivative contract.

Derivative assets and liabilities are recorded at fair value on the balance sheet, after taking into account the effects of bilateral collateral and master netting agreements. These agreements allow the Company to settle all derivative contracts held with a single party on a net basis, and to offset net derivative positions with related collateral, where applicable.

The Company's derivative financial instruments consist primarily of contractual commitments that include securities transactions on a TBA basis. TBA transactions represent forward contracts pertaining to undefined pools of mortgages, including collateralized mortgage obligations (CMO's), which give the Company the right to receive or obligation to deliver mortgage securities in the future. The Company enters into these contracts primarily for delivery to customers and, to a lesser extent, to economically hedge the fair value of certain of its mortgage-related inventory positions. These forward contracts are generally short-term in nature and have maturity or settlement dates of 90 days or less. TBAs are recognized on the statement of financial condition on a gross basis as the Company has not entered into master netting agreements. The following table presents the notional amount and derivative fair value of the Company's TBA transactions outstanding at December 31, 2014:

(In Thousands)

10. Derivative Financial Instruments (continued)

		Fair Value	
	Notional Amount[(a)]	**Derivative Assets**	**Derivative Liabilities**
Forward TBA purchase contracts	$ 662,213	$ 1,935	$ –
Forward TBA sale contracts	764,069	–	2,577

[(a)] Represents the Company's total commitment to purchase and sell TBA securities. These commitments have maturity dates of less than 90 days as of December 31, 2014.

Net losses recognized on TBA transactions are recognized in Principal transactions revenue in the statement of operations and totaled $7,916 during 2014.

11. Employee Benefit Plans

Employees of the Company are covered under a 401(k) plan sponsored by the Parent. The plan permits eligible employees to contribute from 1% to 100% of eligible compensation with up to 6% being eligible for matching contributions. The plan also permits the distribution of a discretionary annual profit-sharing contribution, which was 2.0% of eligible compensation for employees eligible on the last business day of the 2014 plan year. For the year ended December 31, 2014, the Company's contribution expense was $5,841, included in employee compensation and benefits expense on the statement of operations.

Effective December 31, 2009, the Parent amended the defined benefit pension plan to freeze all benefit accruals and close the pension plan to new employees. The Company will continue to credit existing participants' account balances for interest until participants receive their plan benefits.

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under group medical and dental plans and postretirement health care and life insurance plans established by the Parent. Costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. For the year ended December 31, 2014, the Company's allocated costs were $2,873, included in employee compensation and benefits expense on the statement of operations.

12. Stock-Based Compensation

The Parent administers and has long-term incentive award plans that provide for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, other awards which may be denominated or payable in or valued by reference to the Parent's common shares or other factors, discounted stock purchases, and deferred compensation to eligible employees of the Company. At December 31, 2014, the Parent had 79,938,471 common shares available for future grant under its compensation plans. In accordance with a resolution adopted by the Compensation and Organization Committee of the Parent's Board of Directors, the Parent may not grant options to purchase common shares, restricted stock or other shares under any long-term compensation plan in an aggregate amount that exceeds 6% of the Parent's outstanding common shares in any rolling three-year period.

Total compensation expense recognized by the Company for the long-term compensation plans was $3,905 for 2014. The total income tax benefit recognized in the income statement for these plans was $1,426 for 2014. Stock-based compensation expense related to awards granted to employees is recorded in employee compensation and benefits in the statement of operations.

Stock Options

Stock options granted to employees generally become exercisable at the rate of 25% per year. No option granted by the Parent will be exercisable less than one year after, or expire later than ten years from, the grant date. The exercise price is the closing price of the Parent's common shares on the grant date.

The fair value of options granted is performed using the Black-Scholes option-pricing model. This model was originally developed to determine the fair value of exchange-traded equity options, which (unlike employee stock options) have no vesting period or transferability restrictions. Because of these differences, the Black-Scholes model does not precisely value an employee stock option, but it is commonly used for this purpose. The model assumes that the estimated fair value of an option is amortized as compensation expense over the option's vesting period.

(In Thousands)

12. Stock-Based Compensation (continued)

Stock Options (continued)

The Black-Scholes model requires several assumptions, which were developed and updated by the Parent based on historical trends and current market observations. The determination of the fair value of options is only as accurate as the underlying assumptions. The assumptions pertaining to options issued during 2014 are shown in the following table.

Average option life	6.2 years
Future dividend yield	1.7%
Historical share price volatility	.497
Weighted-average risk-free interest rate	1.9%

Under KeyCorp's 2013 Equity Compensation Plan, the Parent's Compensation and Organization Committee has authority to approve all stock option grants, but may delegate some of its authority to grant awards from time to time. The committee has delegated to the Parent's Chief Executive Officer the authority to grant equity awards, including stock options, to any employee who is not designated an "officer" for purposes of Section 16 of the Exchange Act. No more than 3,000,000 common shares may be issued under this authority.

The following table summarizes activity, pricing and other information for the Company's stock options for the year ended December 31, 2014.

	Number of Options	Weighted-Average Exercise Price Per Option	Weighted-Average Remaining Life (years)	Aggregate Intrinsic Value[(a)]
Outstanding at December 31, 2013	981,894	$ 11.18		
Granted	56,834	12.92		
Exercised	(37,166)	8.05		
Lapsed or cancelled	(6,000)	25.71		
Outstanding at December 31, 2014	995,562	$ 11.31	5.58	$4,355
Expected to vest	269,367	$ 9.35	7.55	$1,226
Exercisable at December 31, 2014	705,653	12.09	4.76	3,031

(a) The intrinsic value of a stock option is the amount by which the fair value of the underlying stock exceeds the exercise price of the option. At December 31, 2014, the fair value of the underlying stock was less than the weighted-average exercise price per option.

(In Thousands)

12. Stock-Based Compensation (continued)

Stock Options (continued)

The weighted-average grant-date fair value of options was $5.26 for options granted during 2014. During 2014, stock option exercises numbered 37,166 and the aggregate intrinsic value of exercised options was $207. As of December 31, 2014, unrecognized compensation cost related to nonvested options expected to vest under the plans totaled $358. The Company expects to recognize this cost over a weighted-average period of 2.4 years.

During 2014, cash received by Parent from options exercised was $299 and the actual tax benefit realized for the tax deductions from options exercised totaled $23.

Long-Term Incentive Compensation Program

The Parent's Long-Term Incentive Compensation Program (the "Program") rewards senior executives critical to the Company's long-term financial success. Awards are granted annually in a variety of forms:

- deferred cash payments that generally vest and are payable at the rate of 25% per year;
- time-lapsed (service condition) restricted stock units payable in stock, which generally vest at the rate of 25% per year;
- performance units payable in stock, which vest at the end of the three-year performance cycle and will not vest unless KeyCorp attains defined performance levels; and
- performance units payable in cash, which vest at the end of the three-year performance cycle and will not vest unless KeyCorp attains defined performance levels.

Performance units vested in 2014 numbered 40,701 and were paid in cash. The total fair value of the performance units that vested in 2014 was $544.

The following table summarizes activity and pricing information for the nonvested shares in the Program for the year ended December 31, 2014.

(In Thousands)

12. Stock-Based Compensation (continued)

Long-Term Incentive Compensation Program (continued)

	Vesting Contingent on Service Conditions		Vesting Contingent on Performance and Service Conditions	
	Number of Nonvested Shares	Weighted-Average Grant-Date Fair Value	Number of Nonvested Shares	Weighted-Average Grant-Date Fair Value
Outstanding at December 31, 2013	555,143	$8.90	546,859	$12.56
Granted	430,218	12.92	84,066	13.33
Vested	(213,760)	8.92	(176,530)	13.24
Forfeited	(8,432)	8.95	(24,607)	14.02
Outstanding at December 31, 2014	763,169	$11.12	429,788	$12.75

The compensation cost of time-lapsed and performance-based restricted stock or unit awards granted under the Program is calculated using the closing trading price of the Parent's common shares on the grant date.

Unlike time-lapsed and performance-based restricted stock or units, dividends are not paid during the vesting period for performance shares or units that may become payable in excess of targeted performance.

The weighted-average grant-date fair value of awards granted under the Program was $12.99 during 2014. As of December 31, 2014, unrecognized compensation cost related to nonvested shares expected to vest under the Program totaled $6,473. The Company expects to recognize this cost over a weighted-average period of 2.06 years. The total fair value of shares vested was $4,243 in 2014.

Other Restricted Stock Awards

The Parent also may grant, upon approval by its Compensation and Organization Committee (or the Parent's Chief Executive Officer with respect to her delegated authority), other time-lapsed restricted stock or unit awards under various programs to recognize outstanding performance.

The following table summarizes activity and pricing information for the nonvested shares granted under these restricted stock or unit awards for the year ended December 31, 2014.

(In Thousands)

12. Stock-Based Compensation (continued)

Other Restricted Stock Awards (continued)

	Number of Nonvested Shares	Weighted-Average Grant-Date Fair Value
Outstanding at December 31, 2013	759,415	$ 8.52
Granted	130,512	12.92
Vested	(350,253)	8.71
Forfeited	(14,640)	7.98
Outstanding at December 31, 2014	525,034	$ 9.42

The weighted-average grant-date fair value of awards granted under the Program was $12.92 during 2014. As of December 31, 2014, unrecognized compensation cost related to nonvested shares expected to vest under the Program totaled $1,665. The Company expects to recognize this cost over a weighted-average period of 2.44 years. The total fair value of shares vested was $3,049 in 2014.

Deferred Compensation Plans

Deferred compensation arrangements include voluntary and mandatory deferral programs for common shares awarded to certain employees and directors of the Company. Mandatory deferred incentive awards vest at the rate of 25% per year beginning one year after the deferral date for awards granted in 2012 and after, and 33-1/3% per year beginning one year after the deferral date for awards granted prior to 2012. Deferrals under the voluntary programs are immediately vested.

Several of the Parent's deferred compensation arrangements allow participants to redirect deferrals from common shares into other investments that provide for distributions payable in cash. The Company accounts for these participant-directed deferred compensation arrangements as stock-based liabilities and the related compensation cost is re-measured based on the most recent fair value of KeyCorp's common shares. The compensation cost of all other nonparticipant-directed deferrals is measured based on the closing price of KeyCorp's common shares on the deferral date. The Company did not pay any stock-based liabilities during 2014.

(In Thousands)

12. Stock-Based Compensation (continued)

Deferred Compensation Plans (continued)

The following table summarizes activity and pricing information for the nonvested shares in the deferred compensation plans for the year ended December 31, 2014.

	Number of Nonvested Shares	Weighted-Average Grant-Date Fair Value
Outstanding at December 31, 2013	240,297	$ 7.62
Granted	–	–
Dividend equivalents	8,058	13.22
Vested	(153,560)	7.59
Forfeited	–	–
Outstanding at December 31, 2014	94,795	$ 8.14

As of December 31, 2014, unrecognized compensation cost related to nonvested shares expected to vest under the deferred compensation plans totaled $152. The Company expects to recognize this cost over a weighted-average period of 1.19 years. The total fair value of shares vested was $1,959 during 2014. Dividend equivalents presented in the preceding table represent the value of dividends accumulated during the vesting period.

Information pertaining to the Company's method of accounting for stock-based compensation is included in Note 2 (Significant Accounting Policies) under the heading "Stock-Based Compensation."

13. Fair Value Measurements

Fair Value Determination

As defined in the applicable accounting guidance, fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company's principal market. The Company has established and documented its process for determining the fair values of its assets and liabilities, where applicable. Fair value is based on quoted market prices, when available, for identical or similar assets or liabilities. In the absence of quoted market prices, management determines the fair value of the Company's assets and liabilities using valuation models or third-party pricing services. Both of these approaches rely on market-based parameters, when available, such as interest rate yield curves, option volatilities and credit

13. Fair Value Measurements (continued)

spreads or unobservable inputs. Unobservable inputs may be based on management's judgment,assumptions and estimates related to credit quality, liquidity, interest rates and other relevant inputs.

Valuation adjustments, such as those pertaining to counterparty and the Company's own credit quality and liquidity, may be necessary to ensure that assets and liabilities are recorded at fair value. Credit valuation adjustments are made when market pricing does not accurately reflect the counterparty's or the Company's credit quality. Management makes liquidity valuation adjustments to the fair value of certain assets to reflect the uncertainty in the pricing and trading of the instruments when the Company is unable to observe recent market transactions for identical or similar instruments. Liquidity valuation adjustments are based on the following factors:

- the amount of time since the last relevant valuation;
- whether there is an actual trade or relevant external quote available at the measurement date; and
- volatility associated with the primary pricing components.

The Company ensures that fair value measurements are accurate and appropriate by relying upon various controls, including:

- an independent review and approval of valuation models and assumptions;
- recurring detailed reviews of profit and loss; and
- a validation of valuation model components against benchmark data and similar products, where possible.

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period. Quarterly, management reviews any changes to valuation methodologies to ensure they are appropriate and justified, and refines valuation methodologies as more market-based data becomes available. The Company has prepared formal documentation of the fair value methodologies. This documentation details the asset or liability class and related general ledger accounts, valuation techniques, fair value hierarchy level, market participants, accounting methods, valuation methodology, and valuation inputs.

13. Fair Value Measurements (continued)

Additional information regarding the Company's accounting policies for determining fair value is provided in Note 2 (Significant Accounting Policies) under the heading "Fair Value Measurements."

Qualitative Disclosures of Valuation Techniques

Securities owned and securities sold, but not yet purchased (Securities): The Company owns several types of securities, requiring a range of valuation methods:

- Securities are classified as Level 1 when quoted market prices are available in an active market for the identical securities. Level 1 instruments include exchange-traded equity securities.

- Securities are classified as Level 2 if quoted prices for identical securities are not available, and fair value is determined using pricing models (either by a third-party pricing service or internally) or quoted prices of similar securities. These instruments include municipal bonds, bonds backed by the U.S. and Canadian governments, securities issued by the U.S. Treasury, corporate bonds, certain mortgage and other asset-backed securities, certain agency collateralized mortgage obligations, bankers acceptances, certificates of deposit, and commercial paper. Inputs to the pricing models include actual trade data (i.e., spreads, credit ratings and interest rates) for comparable assets, and standard inputs such as yields, broker/dealer quotes, bids and offers.

Derivatives: The Company's derivative instruments consist of forward contracts to purchase and sell TBA securities. These instruments are classified as Level 2 as quoted prices for identical instruments are not available and fair value is determined using pricing models (either by a third-party pricing service or internally) or quoted prices of similar instruments. Inputs to TBA third party pricing models primarily consist of actual trade data from the TBA market (i.e., spreads and interest rates) for comparable instruments and standard inputs such as yields, broker/dealer quotes, bids and offers.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Certain assets and liabilities are measured at fair value on a recurring basis in accordance with U.S. GAAP. The following table presents the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2014:

(In Thousands)

13. Fair Value Measurements (continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis (continued)

	December 31, 2014			
	Level 1	Level 2	Level 3	Total
Assets measured on a recurring basis:				
Securities owned:				
U.S. and Canadian government obligations	$ –	$ 335,281	$ –	$ 335,281
Corporate obligations	–	346,607	–	346,607
State and municipal government obligations	–	38,297	–	38,297
Stocks and warrants	1,935	–	–	1,935
Banker's acceptances, certificates of deposit and commercial paper	–	2,211	–	2,211
Total securities owned	1,935	722,396	–	724,331
Derivative assets:				
Forward TBA purchase contracts	–	1,935	–	1,935
Total derivative assets	–	1,935	–	1,935
Total assets on a recurring basis at fair value	$ 1,935	$ 724,331	$ –	$ 726,266
Liabilities measured on a recurring basis:				
Securities sold, but not yet purchased:				
U.S. and Canadian government obligations	$	$ 305,020	$ –	$ 305,020
Corporate obligations	–	114,583	–	114,583
Stocks and warrants	19	–	–	19
Banker's acceptances, certificates of deposit and commercial paper		250	–	250
Total securities sold, but not yet purchased	19	419,853	–	419,872
Derivative liabilities:				
Forward TBA sale contracts	–	2,577	–	2,577
Total derivative liabilities	–	2,577	–	2,577
Total liabilities on a recurring basis at fair value	$ 19	$ 422,430	$ –	$ 422,449

(In Thousands)

13. Fair Value Measurements (continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis (continued)

The following table shows the change in the fair values of the Company's Level 3 financial instruments for the year ended December 31, 2014:

	Other Securities
Balance at January 1, 2014	$ 23,373
Gains (losses) included in earnings[a]	(38)
Purchases	–
Issuances	–
Sales	(23,335)
Settlements	–
Net transfers in (out) of Level 3	–
Balance at December 31, 2014	$ –
Unrealized (losses) gains included in earnings[a]	$ –

[a] Included in Principal transactions revenue in the statement of operations.

During 2014, there were no transfers of assets and liabilities between Level 1 and Level 2.

Supplementary Information

KeyBanc Capital Markets Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2014
(In Thousands)

Net capital		
Total shareholder's equity from statement of financial condition		$ 306,925
Deductions and/or charges:		
Nonallowable assets:		
Securities owned not readily marketable *	26,815	
Investment in partnerships	5,027	
Receivable from affiliate	1,207	
Furniture, equipment and leasehold improvements, net	2,827	
Net deferred tax assets	32,778	
Other receivables, net	15,135	
Other assets	3,287	
		87,076
Additional charges for customers' and noncustomers' security accounts	68	
Other deductions and/or charges	98	
		166
Net capital before haircuts on security positions		219,683
Haircuts on security positions:		
Contractual security commitments	–	
Trading and investment securities:		
Banker's acceptances, certificates of deposit and commercial paper	333	
U.S. and Canadian government obligations	9,017	
State and municipal government obligations	2,257	
Corporate obligations	55,896	
Stocks and warrants	284	
Other	11,093	
		78,880
Net capital		$ 140,803

* Securities owned not readily marketable primarily consists of the Company's holding of KeyCorp and affiliate related issued debt securities.

KeyBanc Capital Markets Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 (continued)

December 31, 2014
(In Thousands)

Computation of alternative net capital requirement		
2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of December 31, 2014		–
Minimum net capital requirement		1,000
Excess net capital	$	139,803
Net capital in excess of the greater of:		
5% of combined debit items or 120% of minimum net capital requirement	$	139,603

There were no material differences in the aggregate amount or individual amounts between the net capital and aggregate debit items reported in Schedule I and the net capital and aggregate debit items reported in the Company's December 31, 2014, unaudited amended Form X 17 a-5, Part II on February 27, 2015 and reconciliation submitted on February 27, 2015.

KeyBanc Capital Markets Inc.

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2014
(In Thousands)

Credit items		
Free credit balances and other credit balances in customers' security accounts	$	135
Total credits		135
Debit items		
Total debits	$	–
Excess of total credits over total debits	$	135
Amount on deposit in Reserve Bank Account	$	12,113

There were no material differences in the aggregate amount or individual amounts between the excess of total debits over total credits reported in Schedule II and the excess of total debits over total credits reported in the Company's December 31, 2014, unaudited amended Form X-17a-5, Part II on February 27, 2015 and reconciliation submitted on February 27, 2015.

KeyBanc Capital Markets Inc.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3

December 31, 2014
(In Thousands, Except Number of Items)

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2014 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	$ –
A. Number of items.	–
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2014, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ –
A. Number of items.	–

There were no material differences in the aggregate amount or individual amounts relating to the possession or control requirements under Rule 15c3-3 reported in Schedule III and in the Company's December 31, 2014, unaudited amended Form X-17a-5, Part II on February 27, 2015 and reconciliation submitted on February 27, 2015.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2014**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2468*********************MIXED AADC 220
030177 FINRA DEC
KEYBANC CAPITAL MARKETS INC
127 PUBLIC SQ # 4-01-27-0712
CLEVELAND OH 44114-1217

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Neil Weinrauch 216-689-4474

2. A. General Assessment (item 2e from page 2) $ 589,126

B. Less payment made with SIPC-6 filed (**exclude interest**) (319,687)

7/30/2014
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 269,439

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 269,439

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 269,439

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KeyBanc Capital Markets Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 4 day of February, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

(A)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 250,183,182
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	997,980
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	997,980
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	476,849
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	4,671,209
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 10,382,647	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	10,382,647
Total deductions	15,530,705
2d. SIPC Net Operating Revenues	$ 235,650,457
2e. General Assessment @ .0025	$ 589,126 (to page 1, line 2.A.)

EY
Building a better
working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of KeyBanc Capital Markets, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of KeyBanc Capital Markets, Inc. (KBCM), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating KBCM's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. KBCM's management is responsible for KBCM's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries including the general ledger and bank statements.

   There were no findings.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   There were no findings.

A member firm of Ernst & Young Global Limited

EY

Building a better
working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2015

EY
Building a better working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013

Report of Independent Registered Public Accounting Firm

We have examined the statements of KeyBanc Capital Markets, Inc. (the Company), included in the accompanying KeyBanc Capital Markets Compliance Report, that the:

(1) Company's internal control over compliance was effective for the period from June 1, 2014 through December 31, 2014.
(2) Company's internal control over compliance was effective as of December 31, 2014.
(3) Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014.
(4) Information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Account Statement Rules of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and for the period from June 1, 2014 through December 31, 2014; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2015

KeyBanc
Capital Markets

SEC
Mail Processing
Section

MAR 02 2015

Washington DC
408

Mail Code: OH-01-27-0421
127 Public Square
Cleveland, OH 44114

KeyBanc Capital Markets, Inc.'s Compliance Report

Keybanc Capital Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;
(2) The Company's Internal Control Over Compliance was effective during the period ended June 1, 2014 through December 31, 2014;
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2014;
(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of December 31, 2014 and for the period ended June 1, 2014 through December 31, 2014; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

KeyBanc Capital Markets, Inc.

I, Mark A. Kovachick, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: [signature]

Title: Chief Financial Officer

February 28, 2015